News Release
Sustainable Growth

HARVEST COMPLETES AMALGAMATION INTO KNOC CANADA LTD.
AND FILES FORM 20-F

Calgary, Alberta – May 3, 2010 - Harvest Operations Corp. ("Harvest") (TSX: HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) today announces completion of an internal reorganization pursuant to which, among other things, Harvest Energy Trust (the "Trust") and Harvest were wound up into its sole unitholder, KNOC Canada Ltd., to continue as one corporation under the name Harvest Operations Corp.

Harvest Operations Corp. will be responsible for providing all technical, engineering, geological, land management, financial, administrative and commodity marketing services relating to the upstream operations. North Atlantic Refining Limited, a wholly-owned subsidiary of Harvest, will continue to be principally responsible for providing engineering, operations and administrative services relating to the downstream operations.

The former debentures of the Trust, on completion of the reorganization, become direct obligations of Harvest in accordance with their governing indentures.  The debentures will continue to trade on the TSX under the same trading symbols.  There are currently five outstanding series of Harvest debentures, namely the 6.5% Debentures Due 2010 (HTE.DB.B), the 6.40% Debentures Due 2012 (HTE.DB.D), the 7.25% Debentures Due 2013 (HTE.DB.E), the 7.25% Debentures Due 2014 (HTE.DB.F), and the 7.5% Debentures Due 2015 (HTE.DB.G).  The outstanding 7⅞% Senior Notes Due 2011 will also continue as direct unsecured debt obligations of Harvest.

As at December 31, 2009 approximately $3 billion of tax pools were available to shelter taxable income, and Harvest currently anticipates that there will be no income tax liability payable prior to 2013. Harvest’s future capital spending will further delay the tax horizon while a strengthening of commodity prices beyond that anticipated by the forward curve would result in tax pools being utilized earlier and the tax horizon accelerated. However, providing guidance on the timing of future cash income taxes is difficult in an industry with highly volatile commodity prices and significant fluctuations in the level of capital spending, both of which impact the tax horizon.

Harvest also confirms filing of an annual report (on Form 20-F) of the Trust for the year ended December 31, 2009 with the U.S. Securities and Exchange Commission. Electronic copies of the Form 20-F may be obtained on Harvest’s corporate website at www.harvestenergy.ca or through the online Electronic Data Gathering, Analysis and Retrieval (EDGAR) system accessed via Harvest’s EDGAR profile at www.sec.gov/edgar.shtml.

Harvest, now a direct wholly-owned subsidiary of the Korea National Oil Corporation (KNOC), is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments.  Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

Investor & Media Contacts:	Corporate Head Office:

John Zahary, President & CEO	Harvest Operations Corp.
Kari Sawatzky, Investor Relations	2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca